Exhibit 99(a)(13)

     Manufactured Home Communities, Inc. (NYSE:MHC) today announced that it will extend its $26 per share cash tender offer the acquisition of Chateau Properties, Inc. (NYSE: CPJ) which was commenced on September 4, 1996. The tender offer will show now expire at 12:00 midnight (New York City Time) on Wednesday, October 23, 1996, unless further extended by Manufactured Home Communities, Inc. The tender offer had previously been scheduled to expire at 12:00 midnight (New York City Time) on Tuesday, October 1, 1996.

     Samuel Zell, MHC Chairman, said, "We have extended our tender offer to Chateau shareholders because we believe the shareholders, as owners, should be given the choice to accept the superior MHC offer. As we've said since the beginning:

 .     Our all-cash offer of $26 pr share remains superior to the proposed
      Chateau/ROC stock merger

 .     Our cash offer is not subject to financing contingencies; and

 .     The combined MHC/Chateau would be the largest company in the industry, with the highest quality portfolio, strongest balance sheet and unparalleled access to capital."

     As of 5:00 p.m. New York City time on October 1, 1996, 2,994,686 shares of Chateau Properties, Inc. common stock had been validly tendered in the tender offer. Including the shares owned by MHC, this represents approximately 51% of Chateau's outstanding common shares (based upon most recent public information).

     MHC owns or has controlling interests in 67 quality manufactured housing communities across the country. Its portfolio consists of 26,820 sites in 19 states. MHC is self-administered and self-managed real estate investment trust (REIT), with headquarters in Chicago.